TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114

Date:	September 19, 2018

To:	Securities and Exchange Commission
Washington, D.C. 20549

Subject:	Response to comment letter dated September 7, 2018
to Mr. Jeffrey Mackay, President, TEO Foods Inc.

Reference:	TEO Foods Inc.
Registration Statement on Form S-1 submitted August 13, 2018
File No. 333-226801

Ladies and Gentlemen:
TEO Foods Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-226801), hereby responds to the Staff's comments raised in the Staff's comment letter dated September 7, 2018 directed to such Registration Statement as initially filed August 13, 2018.  For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

BEGINNING OF RESPONSES

Prospectus Cover Page, page 1

1.
We note that there is no established public trading market for your common stock.  Please revise your prospectus to disclose a fixed price at which shares will be sold until such time as your common stock is listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.  Refer to Item 501(b)(3) of  Regulation S-K.

RESPONSE
The Company has revised the disclosure as requested.

Prospectus Summary, page 3

2.
Please expand your disclosure here and elsewhere as appropriate to clarify the nature and extent of your current and future operations and the timeframe and material costs associated with implementing your plan of operations.  In this regard, we note that it does not appear you are currently producing any packaged food products and it is not clear how you intend to produce or source food product offerings in the future.  Please also describe the pasteurization/sterilization processes that you will apply to your products for improved shelf life and safety in more detail.

RESPONSE
The Company has revised the disclosure as requested. Much of the additional disclosure was added to the Business section as appropriate.

September 19, 2018

Risk Factors, page 5

3.	Please add a risk factor discussing the risks to the Company if it does not consummate the acquisition of Targa S.A. De C.V.

RESPONSE
The Company has revised the disclosure as requested.

Our management ranks are thin and losing or failing to add key personnel could adversely affect our business, page 6

4.
We note that Mr. MacKay is your only officer, director and employee. We further note that Mr. Mackay's biographical sketch indicates he does not have any experience in the packaged food industry.  Please revise your disclosure here or add another risk factor regarding Mr. Mackay's lack of experience with packaged food companies.

RESPONSE
The Company has revised the disclosure as requested.

We are controlled by our President/major stockholder Jeffrey Mackay, page 8

5.	Please revise to discuss potential conflict of interests arising from Mr. Mackay's roles as CEO, director, and majority shareholder of both TEO Foods Inc. and TEO Inc.

RESPONSE
The Company has revised the disclosure as requested.

Business, page 11

6.
We note you make various statements regarding your industry and the benefits of your products compared to product competitors.  Please provide us with supplemental support for such statements or revise your disclosure to make clear the basis for the statement. The following are examples of these statements.

•
Achieving rapid heat rise times to sterilization temperature and rapid cool time back to near ambient or refrigerated temperature will produce meals that have improved taste, texture, color and nutritional values over conventional sterilization methods.

•
Quality related to pasteurized/refrigerated foods will be comparable as these products are not subjected to high sterilization temperatures for extended periods.  These products have a consumer perception of being high quality, healthy and nearly fresh prepared foods.  Our products will be of equal [or] better quality and have a near fresh taste.

•
Our products will have an added safety benefit over the current offerings of refrigerated and frozen products because we will have subjected the products to pasteurization/sterilization temperatures; killing off resistant microorganisms that remain viable in traditional frozen and refrigerated products.

September 19, 2018

RESPONSE
The Company has revised the disclosure as requested and can provide supplemental material related to the impact to food quality when high temperatures are applied over extended periods of time. We believe that the added disclosure clarifies that the quality improvements are related to reducing the time food is subjected to high temperature. We also believe that the added disclosure related to your comment #2 further clarifies the basis for the statements.

Government Regulation, page 15

7.
We note that the sterilization processes you have licensed from TEO Inc. are subject to approval by the FDA.  Please expand your disclosure to discuss the FDA approval process and the status of your licensed processes in this approval process.  In addition, please describe any other material domestic and international regulations applicable to your operations.  See Item 101(h)(ix) of Regulation S-K.

RESPONSE
The Company has revised the disclosure as requested.

Management's Discussion and Analysis of Financial Condition..., page 16 Liquidity and Capital Resources, page 17

8.
We note your disclosure that over the next twelve months you believe you will require additional capital and anticipated funds from operations to further develop and sustain operations.  Given that you had no revenue as of June 30, 2018, please revise your disclosure to specify hdow you intend to fund your operations over the next year.

RESPONSE
The Company has revised the disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 20

9.
You tabular disclosure is limited to the beneficial ownership of your common stock. Please revise to also disclose the beneficial ownership of your preferred stock in accordance with Item 403 of Regulation S-K.  In addition, we note your tabular disclosure here and under Selling Stockholders reflects that Mr. Mackay has a 7.3% beneficial interest in the company whereas your disclosure on page 8 states that he beneficially owns approximately 73% of your outstanding common stock.  Please revise this table and the Selling Stockholders table to reconcile this discrepancy.

RESPONSE
The Company has revised the disclosure as requested.

September 19, 2018

General

10.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE
The Company does not believe that it, or anyone authorized to do so on our behalf, has had any communications made in reliance on Section 5(d) of the Securities Act.

Additional revisions
We have added John O'Keefe as CFO, Treasurer, Director and Dr. Ash Husain as CTO to our disclosure.

END OF RESPONSES

Should you have any questions or comments with respect to the foregoing, please contact me anytime at 619-758-1973.

Very truly yours,

By:   /s/ Jeffrey Mackay
Jeffrey Mackay
President, Teo Foods Inc.